UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MRV Communications, Inc.
(Name of Subject Company (Issuer))
Golden Acquisition Corporation
(Name of Filing Person (Offeror))
a wholly owned subsidiary of
ADVA NA Holdings, Inc.
(Name of Filing Person (Parent of Offeror))
a wholly owned subsidiary of
ADVA Optical Networking SE
(Name of Filing Person (Parent of Parent of Offeror))
Common Stock, $0.0017 par value per share
(Title of Class of Securities)
553477407
(CUSIP Number of Class of Securities)
Ulrich Dopfer
Chief Financial Officer
ADVA NA Holdings, Inc.
5755 Peachtree Industrial Blvd.
Norcross, Georgia 30092
Telephone: (678) 728-8600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a Copy to:
Alexander B. Johnson, Esq.
Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
(212) 918-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$68,949,267	$7,992

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of  $10.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. The transaction valuation was calculated by adding the sum of  (i) 6,812,380 Shares that were issued and outstanding as of July 14, 2017 (which includes 115,968 Shares subject to outstanding restricted stock awards), multiplied by the offer price of  $10.00 per Share, (ii) 587,084 Shares of common stock of the Company potentially issuable upon exercise of outstanding exercisable stock options with an exercise price less than the offer price of  $10.00 per Share, as of July 14, 2017, multiplied by $0.89, which is the offer price of  $10.00 per Share minus the weighted average exercise price for such options of  $9.11 per Share, and (iii) $302,962, the estimated value of the warrants outstanding under the Warrant Agreement, dated as of July 16, 2013 (as amended) between the Company and American Stock Transfer & Trust Company, LLC (as warrant agent), as determined in accordance with the Black-Scholes Option Pricing Model as of July 14, 2017. The foregoing figures have been provided by the issuer to the offeror and are as of July 14, 2017, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Golden Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”), a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“Ultimate Parent”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of  $10.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of July 2, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of July 2, 2017 (as they may be amended from time to time, the “Tender and Support Agreements”) with Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik, and Adam L.A. Scheer, a copy of the form of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is MRV Communications, Inc., a Delaware corporation. The Company’s principal executive offices are located at 20520 Nordhoff Street, Chatsworth, California 91311. The Company’s telephone number is (818) 773-0900.
(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company. The Company has advised Purchaser, Parent and Ultimate Parent that, as of July 14, 2017 (the most recent practicable date) 6,812,380 Shares were issued and outstanding (which includes 115,968 Shares subject to outstanding restricted stock awards).
(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Purchaser, Parent and Ultimate Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Ultimate Parent, Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
“The Tender Offer” — Section 1 — “Terms of the Offer”

•
“The Tender Offer” — Section 2 — “Acceptance for Payment and Payment for Shares”

•
“The Tender Offer” — Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
“The Tender Offer” — Section 4 — “Withdrawal Rights”

•
“The Tender Offer” — Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer”

•
“The Tender Offer” — Section 11 — “The Merger Agreement; Other Agreements”

•
“The Tender Offer” — Section 12 — “Purpose of the Offer; Plans for the Company”

•
“The Tender Offer” — Section 13 — “Certain Effects of the Offer”

•
“The Tender Offer” — Section 15 — “Conditions of the Offer”

•
“The Tender Offer” — Section 16 — “Certain Legal Matters; Regulatory Approvals”

•
“The Tender Offer” — Section 17 — “Appraisal Rights”

•
“The Tender Offer” — Section 19 — “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
“The Tender Offer” — Section 8 — “Certain Information Concerning Ultimate Parent, Parent and Purchaser”

•
“The Tender Offer” — Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
“The Tender Offer” — Section 11 — “The Merger Agreement; Other Agreements”

•
“The Tender Offer” — Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
“The Tender Offer” — Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
“The Tender Offer” — Section 11 — “The Merger Agreement; Other Agreements”

•
“The Tender Offer” — Section 12 — “Purpose of the Offer; Plans for the Company”

•
“The Tender Offer” — Section 13 — “Certain Effects of the Offer”

•
Schedule I

Item 7.   Source and Amount of Funds or Other Consideration.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
“The Tender Offer” — Section 9 — “Source and Amount of Funds”

(b), (d) Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
“The Tender Offer” — Section 8 — “Certain Information Concerning Ultimate Parent, Parent and Purchaser”

•
“The Tender Offer” — Section 11 — “The Merger Agreement; Other Agreements”

•
“The Tender Offer” — Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer” — Section 8 — “Certain Information Concerning Ultimate Parent, Parent and Purchaser”

•
Schedule I

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
“The Tender Offer” — Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
“The Tender Offer” — Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
“The Tender Offer” — Section 18 — “Fees and Expenses”

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer” — Section 8 — “Certain Information Concerning Ultimate Parent, Parent and Purchaser”

•
“The Tender Offer” — Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
“The Tender Offer” — Section 11 — “The Merger Agreement; Other Agreements”

•
“The Tender Offer” — Section 12 — “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer” — Section 12 — “Purpose of the Offer; Plans for the Company”

•
“The Tender Offer” — Section 15 — “Conditions of the Offer”

•
“The Tender Offer” — Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer” — Section 15 — “Conditions of the Offer”

•
“The Tender Offer” — Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer” — Section 13 — “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer” — Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2017.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated July 17, 2017.*
(a)(5)(A)	Press Release dated July 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ADVA NA Holdings, Inc. on July 3, 2017).
(a)(5)(B)	Ad Hoc Notification dated July 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ADVA Holdings NA, Inc. on July 3, 2017).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2017, by and among MRV Communications, Inc., ADVA NA Holdings, Inc. and Golden Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(2)	Form of Tender and Support Agreements dated as of July 2, 2017 with Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik, and Adam L.A. Scheer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(3)	Guaranty, dated as of July 2, 2017, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

Exhibit No.	Description
(d)(4)	Confidentiality Agreement, dated as of August 13, 2016, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by MRV Communications, Inc. with the SEC on July 17, 2017).
(d)(5)	Amendment No. 1 to Rights Agreement, dated as of July 2, 2017, between MRV Communications, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 17, 2017
Golden Acquisition Corporation
By:	/s/ Clark Avery Name: Clark Avery Title: Vice President and Secretary
ADVA NA Holdings, Inc.
By:	/s/ Ulrich Dopfer Name: Ulrich Dopfer Title: Chief Financial Officer
ADVA Optical Networking SE
By:	/s/ Ulrich Dopfer Name: Ulrich Dopfer Title: Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2017.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated July 17, 2017.*
(a)(5)(A)	Press Release dated July 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ADVA NA Holdings, Inc. on July 3, 2017).
(a)(5)(B)	Ad Hoc Notification dated July 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ADVA Holdings NA, Inc. on July 3, 2017).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2017, by and among MRV Communications, Inc., ADVA NA Holdings, Inc. and Golden Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(2)	Form of Tender and Support Agreements dated as of July 2, 2017 with Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik, and Adam L.A. Scheer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(3)	Guaranty, dated as of July 2, 2017, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(4)	Confidentiality Agreement, dated as of August 13, 2016, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by MRV Communications, Inc. with the SEC on July 17, 2017).
(d)(5)	Amendment No. 1 to Rights Agreement, dated as of July 2, 2017, between MRV Communications, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith